Dreyfus Pennsylvania Municipal Money Market Fund

ANNUAL REPORT November 30, 2006



Dreyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Pennsylvania Municipal Money Market Fund, covering the 12-month period from December 1, 2005, through November 30, 2006.

Although reports of declining housing prices have raised some economic concerns, we believe that neither a domestic recession nor a major shortfall in global growth is likely. A stubbornly low unemployment rate suggests that labor market conditions remain strong, and stimulative monetary policies over the last several years have left a legacy of ample financial liquidity worldwide. These and other factors should continue to support further economic expansion, but at a slower rate than we saw earlier this year.

The U.S. bond market also appears to be expecting a slower economy, as evidenced by an "inverted yield curve" at the end of November, in which yields of two-year U.S. Treasury securities were lower than the overnight federal funds rate. This anomaly may indicate that short-term interest rates have peaked, while the Federal Reserve Board remains "on hold" as it assesses new releases of economic data. As always, we encourage you to discuss the implications of these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 15, 2006



DISCUSSION OF FUND PERFORMANCE

Bill Vasiliou, Portfolio Manager

How did Dreyfus Pennsylvania Municipal Money Market Fund perform during the period?

For the 12-month period ended November 30, 2006, the fund produced a yield of 2.83%. Taking into account the effects of compounding, the fund also produced an effective yield of 2.87%.[1]

Tax-exempt money market yields rose over much of the reporting period along with short-term interest rates, then stabilized in the summer and fall of 2006 when the Federal Reserve Board (the "Fed") refrained from raising rates further.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in short-term, high-quality municipal obligations that provide income exempt from federal and Pennsylvania state income taxes. The fund also may invest in high-quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

In pursuing the fund's investment approach, we normally employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality, tax-exempt money market instruments that provide income exempt from federal and Pennsylvania state income taxes. Second, we actively manage the fund's weighted average maturity based on our anticipation of interest-rate trends and supply-and-demand changes in Pennsylvania's short-term municipal marketplace while anticipating the liquidity needs of the fund.

For example, if we expect an increase in short-term supply, we may reduce the fund's weighted average maturity, which should better position the fund to purchase new securities with higher yields, if higher yields materialize. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range and tend to lengthen the fund's weighted average maturity if purchased. If we anticipate limited new-issue supply, we may extend the fund's weighted average maturity to maintain prevailing yields for as long as we deem appropriate. At other times, we typically try to maintain a weighted average maturity that reflects our view of short-term interest-rate trends, liquidity needs and future supply-and-demand projections.

What other factors influenced the fund's performance?

As it had since June 2004, the Fed continued to raise short-term interest rates at the start of the reporting period in its attempts to forestall inflationary pressures in a growing U.S. economy. Nonetheless, the economy continued to gain momentum. GDP growth climbed to a 5.6% annualized rate in the first quarter of 2006, and resurgent energy prices and hawkish comments from Fed members in the spring prompted investors to revise upward their expectations for inflation and interest rates. By the end of June the federal funds rate stood at 5.25%, its highest level in over four years.

Investors' inflation concerns proved to be relatively short-lived, however. A slowdown in housing markets became apparent over the summer, and oil and gas prices began to moderate, helping to alleviate inflation fears. The Fed apparently agreed with a more benign inflation outlook, as it refrained from raising interest rates in August, September and October. It was later announced that U.S. economic growth cooled to a 2.2% annualized rate during the third quarter.

As investors' inflation concerns eased, yields of longer-term municipal securities declined while those of shorter-dated instruments remained stable. By the fall, there was little difference in the yields of securities with maturities ranging from six months to four years. Investors therefore continued to focus on tax-exempt instruments maturing in six months or less.

In addition, the tax-exempt money markets were influenced by technical factors. Like many other states, Pennsylvania's sturdy tax revenues enabled the state to record a budget surplus. A less robust national supply of newly issued municipal money market instruments was met with strong investor demand, putting downward pressure on yields.

Due to narrow yield differences among longer-dated money-market eligible instruments, it made little sense to us to lock in the relatively low yields provided by one-year municipal notes. However, yields of very short-term variable-rate demand notes also were relatively unattractive. Instead, we found opportunities in tax-exempt commercial paper, municipal notes and seasoned municipal bonds with maturities in the three- to nine-month range. Whenever possible, we attempted to stagger the maturities of the fund's holdings in this range to protect it from potential market volatility.

What is the fund's current strategy?

Recent Fed comments and evidence of slower economic growth suggest to us that the Fed is unlikely either to raise or lower short-term interest rates over the foreseeable future. While we have maintained the fund's weighted average maturity in a position that is slightly longer than the industry, we may lengthen it further to take advantage of seasonal opportunities for higher yields that typically arise near year-end. Of course, we are prepared to adjust our strategies as market conditions continue to evolve.

December 15, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-Pennsylvania residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Pennsylvania Municipal Money Market Fund from June 1, 2006 to November 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended November 30, 2006

Expenses paid per $1,000†	$ 3.13
Ending value (after expenses)	$1,015.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended November 30, 2006

Expenses paid per $1,000†	$ 3.14
Ending value (after expenses)	$1,021.96

† *Expenses are equal to the fund's annualized expense ratio of .62%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2006

Short-Term Investments−100.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Allegheny County Airport Authority, Airport Revenue (Pittsburgh International Airport) (Insured; MBIA and Liquidity Facility; Dexia Credit Locale)	3.55	12/7/06	1,000,000 [a,b]	1,000,000
Allegheny County Hospital Development Authority, HR (Presbyterian University Hospital) (LOC; Bank One)	3.50	12/7/06	270,000 [a]	270,000
Allegheny County Industrial Development Authority, IDR (Watson Rhenania Coatings Company Project) (LOC; PNC Bank)	3.56	12/7/06	1,420,000 [a]	1,420,000
Allegheny County Industrial Development Authority, Revenue (Sewickley Academy) (LOC; PNC Bank)	3.53	12/7/06	535,000 [a]	535,000
Allegheny County Port Authority, Subordinate Lien Special Transportation Revenue (Insured; MBIA)	5.38	6/1/07	2,485,000	2,504,665
Beaver County Industrial Development Authority, EIR (BASF Corporation Project) (LOC; BASF AG)	3.81	12/1/06	6,700,000 [a]	6,700,000
Beaver County Industrial Development Authority, IDR (Warehouse Real Estate Associates, L.P. II Project) (LOC; Citizens Bank of Pennsylvania)	3.60	12/7/06	640,000 [a]	640,000
Berks County Industrial Development Authority, Manufacturing Facilities Revenue (The Bachman Company Project) (LOC; PNC Bank)	3.56	12/7/06	1,425,000 [a]	1,425,000
Berks County Industrial Development Authority, Revenue (Beacon Container Corporation Project) (LOC; Wachovia Bank)	3.63	12/7/06	710,000 [a]	710,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Berks County Industrial Development Authority, Revenue (EJB Paving and Materials Co. Project) (LOC; Wachovia Bank)	3.63	12/7/06	355,000 [a]	355,000
Berks County Industrial Development Authority, Revenue (Fleetwood Industries Business Trust Project) (LOC; First Tennessee Bank)	3.58	12/7/06	2,370,000 [a]	2,370,000
Bucks County Industrial Development Authority, IDR (Dunmore Corporation Project) (LOC; Wachovia Bank)	3.63	12/7/06	1,830,000 [a]	1,830,000
Bucks County Industrial Development Authority, Revenue (Christian Life Center Project) (LOC; Wachovia Bank)	3.58	12/7/06	265,000 [a]	265,000
Butler County Industrial Development Authority, EDR (Armco Inc. Project) (LOC; Fifth Third Bank)	3.56	12/7/06	1,715,000 [a]	1,715,000
Butler County Industrial Development Authority, EDR (Butler County Family YMCA Project) (LOC; National City Bank)	3.55	12/7/06	6,500,000 [a]	6,500,000
Chester County, Revenue (LOC; PNC Bank)	3.53	12/7/06	1,900,000 [a]	1,900,000
Chester County Industrial Development Authority, Student Housing Revenue (University Student Housing LLC Project) (LOC; Citizens Bank of Pennsylvania)	3.51	12/7/06	4,000,000 [a]	4,000,000
Cumberland County, GO (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3.53	12/1/06	3,285,000 [a]	3,285,000
Delaware County Authority, Health System Revenue (Mercy Health System of Southeastern Pennsylvania Issue) (Liquidity Facility; Westdeutsche Landesbank and LOC; Westdeutsche Landesbank)	3.56	12/7/06	15,840,000 [a,b]	15,840,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Delaware County Industrial Development Authority, Revenue (Astra Foods, Inc. Project) (LOC; Wachovia Bank)	3.63	12/7/06	4,000,000 [a]	4,000,000
Delaware County Industrial Development Authority, Revenue (Melmark Incorporated Project) (LOC; Commerce Bank)	3.53	12/7/06	1,250,000 [a]	1,250,000
East Hempfield Township Industrial Development Authority, IDR (Mennonite Home Project) (LOC; M&T Bank)	3.59	12/7/06	2,300,000 [a]	2,300,000
East Hempfield Township Industrial Development Authority, Revenue (BGT Realty Project) (LOC; Fulton Bank)	3.63	12/7/06	2,750,000 [a]	2,750,000
East Hempfield Township Industrial Development Authority, Revenue (Student Lodging Inc. Project) (LOC; Fulton Bank)	3.58	12/7/06	4,000,000 [a]	4,000,000
Elizabethtown Industrial Development Authority, College Revenue (Elizabethtown College Project) (LOC; Fulton Bank)	3.58	12/7/06	3,000,000 [a]	3,000,000
Erie County Hospital Authority, Revenue (Union County Memorial Hospital Project) (LOC; M&T Bank)	3.53	12/7/06	1,800,000 [a]	1,800,000
Franklin County Industrial Development Authority, Revenue (James and Donna Martin Project) (LOC; Wachovia Bank)	3.63	12/7/06	800,000 [a]	800,000
Franklin County Industrial Development Authority, Revenue (Loudon Industries Inc. Project) (LOC; M&T Bank)	3.83	12/7/06	1,300,000 [a]	1,300,000
Hampden Industrial Development Authority, Revenue (Pennsylvania Pipe, Inc. Project) (LOC; Wachovia Bank)	3.63	12/7/06	1,105,000 [a]	1,105,000
Harmony Area School District, GO Notes (Insured; XLCA)	3.75	1/1/07	165,000 [c]	165,005

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Harrisburg Authority, Water Revenue, Refunding (Insured; FGIC and Liquidity Facility; FGIC)	3.53	12/7/06	650,000 [a]	650,000
Indiana County Industrial Development Authority, PCR (Conemaugh Project) (LOC; Bank One)	3.55	12/7/06	1,660,000 [a]	1,660,000
Lancaster County Hospital Authority, Health Center Revenue (Luthercare Project) (LOC; M&T Bank)	3.53	12/7/06	265,000 [a]	265,000
Lancaster Industrial Development Authority, EDR (Purple Cow Partners LLC Project) (LOC; First Tennessee Bank)	3.56	12/7/06	2,465,000 [a]	2,465,000
Lancaster Industrial Development Authority, Revenue (Boose Aluminum Foundry Project) (LOC; Fulton Bank)	3.63	12/7/06	2,770,000 [a]	2,770,000
Lancaster Industrial Development Authority, Revenue (Boose Properties, LP Project) (LOC; Fulton Bank)	3.63	12/7/06	2,055,000 [a]	2,055,000
Lancaster Industrial Development Authority, Revenue (Ensco Limited Project) (LOC; M&T Bank)	3.68	12/7/06	180,000 [a]	180,000
Lancaster Industrial Development Authority, Revenue (Farm and Home Foundation of Lancaster County Project) (LOC; Fulton Bank)	3.58	12/7/06	2,615,000 [a]	2,615,000
Lancaster Industrial Development Authority, Revenue (RIS Paper Company Project) (LOC; PNC Bank)	3.60	12/7/06	200,000 [a]	200,000
Lancaster Industrial Development Authority, Revenue (Snavely's Mill, Inc. Project) (LOC; Fulton Bank)	3.68	12/7/06	2,820,000 [a]	2,820,000
Lancaster Municipal Authority, Revenue (Ephrata Community Hospital Project) (LOC; Fulton Bank)	3.58	12/7/06	2,600,000 [a]	2,600,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Lehigh County Industrial Development Authority, Revenue (Impress Industries Inc. Project) (LOC; Wachovia Bank)	3.63	12/7/06	1,620,000 a	1,620,000
Lehigh County Industrial Development Authority, Revenue (Prior Coated Metals Project) (LOC; Wachovia Bank)	3.73	12/7/06	645,000 a	645,000
Montgomery County Industrial Development Authority, PCR, CP (Exelon Project) (LOC; Wachovia Bank)	3.75	2/7/07	2,000,000	2,000,000
Montgomery County Industrial Development Authority, Revenue (Big Little Associates Project) (LOC; Wachovia Bank)	3.63	12/7/06	300,000 a	300,000
Montgomery County Industrial Development Authority, Revenue (Girl Scouts of Southeastern Pennsylvania Project) (LOC; Wachovia Bank)	3.58	12/7/06	200,000 a	200,000
Montgomery County Industrial Development Authority, Revenue (Northwestern Human Services, Inc. Project) (LOC; Commerce Bank)	3.73	12/7/06	13,460,000 a	13,460,000
Montgomery County Industrial Development Authority, Revenue (Recigno Laboratories, Inc. Project) (LOC; Wachovia Bank)	3.63	12/7/06	1,000,000 a	1,000,000
North Lebanon Township Municipal Authority, Sewer Revenue (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.53	12/7/06	3,360,000 a	3,360,000
North Wales Water Authority, Rural Water Projects Revenue Notes	3.63	4/2/07	2,600,000	2,600,000
Northampton County Industrial Development Authority, IDR (S&L Plastics, Inc. Project) (LOC; Bank of America)	3.62	12/7/06	2,750,000 a	2,750,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Northampton County Industrial Development Authority, Revenue (Bardot Plastics Inc. Project) (LOC; Wachovia Bank)	3.78	12/7/06	250,000 [a]	250,000
Northampton County Industrial Development Authority, Revenue (Reale Associated Project) (LOC; Wachovia Bank)	3.63	12/7/06	1,325,000 [a]	1,325,000
Northumberland County Industrial Development Authority, Revenue (Drug Plastics and Glass Company Project) (LOC; Wachovia Bank)	3.63	12/7/06	2,030,000 [a]	2,030,000
Northumberland County Industrial Development Authority, Revenue (Drug Plastics and Glass Company Project) (LOC; Wachovia Bank)	3.63	12/7/06	150,000 [a]	150,000
Pennsylvania, GO Notes	5.00	1/15/07	500,000	500,868
Pennsylvania, GO Notes	5.25	2/1/07	220,000	220,668
Pennsylvania, GO Notes	6.00	7/1/07	1,175,000	1,191,752
Pennsylvania, Revenue (Liquidity Facility; JPMorgan Chase Bank)	3.54	12/7/06	900,000 [a,b]	900,000
Pennsylvania Economic Development Financing Authority, EDR (LOC; PNC Bank)	3.56	12/7/06	1,150,000 [a]	1,150,000
Pennsylvania Economic Development Financing Authority, EDR (L. Michael and Janet Arnold Project) (LOC; PNC Bank)	3.56	12/7/06	650,000 [a]	650,000
Pennsylvania Economic Development Financing Authority, EDR (Premium Molding Project) (LOC; PNC Bank)	3.56	12/7/06	900,000 [a]	900,000
Pennsylvania Economic Development Financing Authority, EDR (Moshannon Valley Economic Development Partnership, Inc. Project) (LOC; PNC Bank)	3.56	12/7/06	750,000 [a]	750,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (Shippingport Project) (LOC; PNC Bank)	3.60	12/7/06	2,500,000 [a]	2,500,000
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (York Water Co. Project) (Insured; XLCA and Liquidity Facility; PNC Bank)	3.56	12/7/06	6,410,000 [a]	6,410,000
Pennsylvania Economic Development Financing Authority, Revenue (LOC; Wachovia Bank)	3.63	12/7/06	700,000 [a]	700,000
Pennsylvania Economic Development Financing Authority, Revenue (Material Technology and Logistics, Inc. Project) (LOC; Wachovia Bank)	3.58	12/7/06	430,000 [a]	430,000
Pennsylvania Economic Development Financing Authority, Revenue (Westrum Harleysville II, L.P. Project) (LOC; FHLB)	3.54	12/7/06	1,000,000 [a]	1,000,000
Pennsylvania Higher Educational Facilities Authority, Health System Revenue (University of Pennsylvania)	5.00	8/15/07	1,935,000	1,952,915
Pennsylvania Higher Educational Facilities Authority, HR (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Lloyds TSB Bank PLC)	3.54	12/7/06	5,945,000 [a,b]	5,945,000
Pennsylvania Higher Educational Facilities Authority, HR (Phoenixville) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Lloyds TSB Bank PLC)	3.58	12/7/06	12,140,000 [a,b]	12,140,000
Pennsylvania Higher Educational Facilities Authority, Revenue (Putters Program) (Association of Independent Colleges and Universities of Pennsylvania Program) (Insured; Radian Group and Liquidity Facility; JPMorgan Chase Bank)	3.54	12/7/06	1,500,000 [a,b]	1,500,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania Housing Finance Agency, SFMR	3.75	10/1/07	930,000	930,000
Pennsylvania Housing Finance Authority, Revenue (Insured; FSA and Liquidity Facility; Merrill Lynch)	3.54	12/7/06	2,280,000 a,b	2,280,000
Philadelphia, Airport Revenue (Insured; MBIA and Liquidity Facility; Merrill Lynch)	3.55	12/7/06	1,000,000 a,b	1,000,000
Philadelphia, GO Notes, TRAN	4.50	6/29/07	3,000,000	3,012,488
Philadelphia Authority for Industrial Development, IDR (I Rice Associates LP Project) (LOC; Wachovia Bank)	3.63	12/7/06	500,000 a	500,000
Philadelphia Authority for Industrial Development, Revenue (Lannett Company) (LOC; Wachovia Bank)	3.63	12/7/06	230,000 a	230,000
Philadelphia Authority for Industrial Development, Revenue (Today's Graphics, Inc. Project) (LOC; Wachovia Bank)	3.63	12/7/06	500,000 a	500,000
Philadelphia Hospitals and Higher Education Facilities Authority, Community College Revenue (Community College of Philadelphia) (Insured; MBIA)	6.50	5/1/07	200,000	202,366
Philadelphia Hospitals and Higher Education Facilities Authority, Health System Revenue (Jefferson Health System) (Insured; MBIA)	5.25	5/15/07	1,000,000	1,007,458
Philadelphia School District, GO Notes, TRAN (LOC; Bank of America)	4.50	6/29/07	3,000,000	3,011,967
Pine Grove Joint Treatment Authority, BAN	4.00	8/1/07	1,000,000	1,000,706
Pittsburgh School District, GO Notes (Insured; AMBAC)	4.25	9/1/07	2,250,000	2,260,604

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Roaring Fork Municipal Products LLC (Insured; MBIA and Liquidity Facility; The Bank of New York)	3.63	12/7/06	10,830,000 [a,b]	10,830,000
Schuylkill County Industrial Development Authority, IDR (M & Q Packing Corporation Project) (LOC; PNC Bank)	3.60	12/7/06	575,000 [a]	575,000
State Public School Building Authority, School Revenue (Putters Program) (Philadelphia School District Project) (Insured; FSA and Liquidity Facility; PB Finance Inc.)	3.53	12/7/06	10,000 [a,b]	10,000
Telford Industrial Development Authority, Revenue (Ridgetop Project) (LOC; Bank of America)	3.62	12/7/06	4,730,000 [a]	4,730,000
Temple University of the Commonwealth System of Higher Education, University Funding Obligations	5.00	4/26/07	280,000	281,342
York County Industrial Development Authority, Revenue (495 Leasing Project) (LOC; Wachovia Bank)	3.63	12/7/06	500,000 [a]	500,000
York Redevelopment Authority, Revenue (LOC; M&T Bank)	3.73	12/7/06	3,435,000 [a]	3,435,000
Total Investments (cost $200,842,804)			**100.3%**	**200,842,804**
Liabilities, Less Cash and Receivables			**(.3%)**	**(668,353)**
Net Assets			**100.0%**	**200,174,451**

[a] Securities payable on demand. Variable interest rate—subject to periodic change.

[b] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2006, these securities amounted to $51,445,000 or 25.7% of net assets.

[c] Purchased on a delayed delivery basis.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) †
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	75.4
AAA,AA,A d		Aaa,Aa,A d		AAA,AA,A d	6.5
Not Rated e		Not Rated e		Not Rated e	18.1
					100.0

† *Based on total investments.*
d *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
e *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	200,842,804	200,842,804
Receivable for investment securities sold		4,510,270
Interest receivable		1,303,981
Prepaid expenses		16,048
		206,673,103
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		85,808
Cash overdraft due to Custodian		5,161,724
Payable for investment securities purchased		1,165,154
Payable for shares of Beneficial Interest redeemed		12,325
Accrued expenses		73,641
		6,498,652
Net Assets ($)		**200,174,451**
Composition of Net Assets ($):		
Paid-in capital		200,174,451
Net Assets ($)		**200,174,451**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		200,174,451
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended November 30, 2006

Investment Income ($):	
Interest Income	**6,471,129**
Expenses:	
Management fee–Note 2(a)	939,464
Shareholder servicing costs–Note 2(b)	69,040
Professional fees	63,661
Custodian fees	21,859
Registration fees	15,481
Prospectus and shareholders' reports	15,221
Trustees' fees and expenses–Note 2(c)	11,390
Micellaneous	19,364
Total Expenses	**1,155,480**
Investment Income–Net, representing net increase in net assets resulting from operations	**5,315,649**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30, 2006	Two Months Ended November 30, 2005[a]	Year Ended September 30, 2005
Operations ($):			
Investment income−net	5,315,649	690,030	2,147,163
Net realized gain on investments	−	−	619
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,315,649**	**690,030**	**2,147,782**
Dividends to Shareholders from ($):			
Investment income−net	**(5,315,649)**	**(690,030)**	**(2,147,163)**
Beneficial Interest Transactions ($1.00 per share):			
Net proceeds from shares sold	575,137,856	89,101,011	453,154,113
Dividends reinvested	5,245,522	665,544	2,096,633
Cost of shares redeemed	(561,956,237)	(93,040,547)	(345,268,308)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**18,427,141**	**(3,273,992)**	**109,982,438**
Total Increase (Decrease) in Net Assets	**18,427,141**	**(3,273,992)**	**109,983,057**
Net Assets ($):			
Beginning of Period	181,747,310	185,021,302	75,038,245
End of Period	**200,174,451**	**181,747,310**	**185,021,302**

[a] *The fund has changed its fiscal year end from September 30 to November 30.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended November 30, 2006 | Two Months Ended November 30, 2005[a] | Year Ended September 30, | | | |
			2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.028	.004	.015	.004	.006	.010
Distributions:						
Dividends from investment income−net	(.028)	(.004)	(.015)	(.004)	(.006)	(.010)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.87	2.21[b]	1.51	.44	.57	1.04
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.61	.66[b]	.64	.71	.73	.71
Ratio of net expenses to average net assets	.61	.66[b]	.64	.71	.73	.71
Ratio of net investment income to average net assets	2.83	2.19[b]	1.68	.44	.57	1.04
Net Assets, end of period ($ x 1,000)	200,174	181,747	185,021	75,038	79,501	80,625

[a] The fund has changed its fiscal year end from September 30 to November 30.
[b] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Pennsylvania Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

On August 2, 2005, the Board of Trustees approved a change in the fund's fiscal year end from September 30 to November 30.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At November 30, 2006, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2006, November 30, 2005 and September 30, 2005 were all tax exempt income.

At November 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2006, the fund was charged $40,430 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2006, the fund was charged $17,304 pursuant to the transfer agency agreement.

During the period ended November 30, 2006, the fund was charged $4,184 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $80,930, chief compliance officer fees $1,704 and transfer agency per account fees $3,174.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Pennsylvania Municipal Money Market Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus Pennsylvania Municipal Money Market Fund, including the statement of investments, as of November 30, 2006, and the related statements of operations and changes in net assets and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of November 30, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Pennsylvania Municipal Money Market Fund at November 30, 2006, and the results of its operations, the changes in its net assets and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
January 11, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal period ended November 30, 2006 as "exempt interest dividends" (not subject to regular federal and, for individuals who are Pennsylvania residents, Pennsylvania personal income taxes). As required by federal tax law rules, shareholders will receive notification of their portion of the fund's exempt-interest dividends paid for the 2006 calendar year on Form 1099-INT, which will be mailed by January 31, 2007.

PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on September 20, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Hodding Carter III †	156,158,087	1,790,712
Ehud Houminer †	156,138,268	1,810,531
Richard C. Leone †	156,125,586	1,823,212
Hans C. Mautner †	156,158,896	1,789,903
Robin A. Melvin †	156,143,619	1,805,179
John E. Zuccotti †	156,138,881	1,809,918

† Each new Board member's term commenced on January 1, 2007.
 In addition Joseph S. DiMartino, David W. Burke, Gordon J. Davis, Joni Evans, Arnold S. Hiatt and Burton N. Wallack continue as Board members of the fund.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 190

————————

David W. Burke (70)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee.

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 81

————————

William Hodding Carter III (71)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

Other Board Memberships and Affiliations:
• The Century Foundation, Emeritus Director
• The Enterprise Corporation of the Delta, Director

No. of Portfolios for which Board Member Serves: 28

————————

Gordon J. Davis (65)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 37

Joni Evans (64)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Principal, Joni Evans Ltd.
- Senior Vice President of the William Morris Agency (2005)

No. of Portfolios for which Board Member Serves: 28

Arnold S. Hiatt (79)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Chairman of The Stride Rite Charitable Foundation

Other Board Memberships and Affiliations:
- Isabella Stewart Gardner Museum, Trustee
- John Merck Fund, a charitable trust, Trustee
- Business for Social Responsibility, Director
- The A.M. Fund, Trustee

No. of Portfolios for which Board Member Serves: 28

Ehud Houminer (66)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- *Avnet Inc., an electronics distributor, Director*
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 76

Richard C. Leone (66)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues

Other Board Memberships and Affiliations:
- The American Prospect, Director
- Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 28

Hans C. Mautner (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
- Director and Vice Chairman of Simon Property Group (1998-2003)
- Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
- Capital and Regional PLC, a British co-investing real estate asset manager, Director
- Member - Board of Managers of:
  Mezzacappa Long/Short Fund LLC
  Mezzacappa Partners LLC

No. of Portfolios for which Board Member Serves: 28

————————

Robin A. Melvin (43)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Director, Boisi Family foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances

No. of Portfolios for which Board Member Serves: 28

————————

Burton N. Wallack (56)
Board Member (1991)

Principal Occupation During Past 5 Years:
- President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 28

————————

John E. Zuccotti (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Chairman of Brookfield Financial Properties, Inc.
- Senior Counsel of Weil, Gotshal & Manges, LLP
- Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
- Emigrant Savings Bank, Director
- Wellpoint, Inc., Director
- Visiting Nurse Service of New York, Director
- Columbia University, Trustee
- Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 28

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Pennsylvania
Municipal Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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